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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    FORM 8-A

               For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                          GARDNER DENVER MACHINERY INC.
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            (Exact Name of Registrant as Specified in its Charter)

               Delaware                                       76-0419383
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(State of Incorporation or Organization)                    (IRS Employer
                                                          Identification No.)


         1800 Gardner Expressway              Quincy, Illinois        62301
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(Address of Principal Executive offices)                            (ZIP Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. / /

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. / /


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                  Name of Each Exchange on Which
      to be so Registered                  Each Class is to be Registered
      -------------------                  ------------------------------

   Preferred Stock Purchase Rights            New York Stock Exchange
------------------------------------       -----------------------------


    Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of Class)

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 Item 1.    Description of Registrant's Securities to be Registered
            -------------------------------------------------------

            Rights to Purchase Preferred Stock
           -----------------------------------

            On January 18, 1995, the Board of Directors of Gardner Denver Machinery Inc. (the "Company") declared a dividend distribution of one right to purchase Preferred Stock (the "Right") for each outstanding share of Company Common Stock to stockholders of record at the close of business on January
30, 1995. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating
Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a Purchase Price of $60 per one one-hundredth of a share, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First
Chicago Trust Company of New York, as Rights Agent.

            Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days ( or such later date as the Board of Directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after January 30, 1995 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

            The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 31, 2005, unless earlier redeemed by the Company as described below.

            As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

            In the event that (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and its Common Stock remains outstanding and unchanged,
(ii) any person shall acquire beneficial ownership of more than 20% of the outstanding shares of Common Stock (except pursuant to (A) certain consolidations or mergers involving the Company or sales or transfers of the combined assets or earning power the Company and its subsidiaries or (B) an offer for all outstanding shares of Common Stock at a price and upon terms and conditions which a majority of the Continuing

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Directors (as defined below) determines to be in the best interests of the
Company and its stockholders) or (iii) there occurs a reclassification of securities, a recapitalization of the Company or any of certain business combinations or other transactions (other than certain consolidations and mergers involving the Company and sales or transfers of the combined assets or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries which has the effect of increasing by more than 1% the proportionate share of any class of the outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person (or any associate or affiliate thereof), each holder of a Right (other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of either of the events described above until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

            For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person (or by certain related parties or transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share market price of $10 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $50.

            In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) more than 50% of the combined assets or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events described in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

            The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than

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dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to in (ii) immediately above).

            With certain exception, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the trading date immediately prior to the date of exercise.

            At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock (or in certain circumstances Preferred Stock) per Right (subject to adjustment).

            At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

            The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above or in the event that the Rights are redeemed.

            Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which to do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement;

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provided, however, that no amendment to adjust the time period governing
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redemption shall be made at such time as the Rights are not redeemable.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the earlier of (i) the tenth business day following the Stock Acquisition Date or (ii) January 31, 2005, redeem all but not less than all of the then outstanding Rights at $.01 per Right.

      The Rights Agreement between the Company and First Chicago Trust Company of New York as Rights Agent, specifying the terms of the Rights, including as Exhibit B thereto the form of Rights Certificate, is filed as
Exhibit 4 to Form 8-K, dated January 18, 1995, and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.     Exhibits.
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            1.  Rights Agreement dated as of January 18, 1995 between Gardner
                Denver Machinery Inc. and First Chicago Trust Company of New York as Rights Agent, filed as Exhibit 4 to Form 8-K, dated January 18, 1995, and incorporated herein by reference.

            2. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.


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                                  SIGNATURES


      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                        GARDNER DENVER MACHINERY INC.



Date: July 25, 1997     By:                   /s/Ross J. Centanni
                             --------------------------------------------------
                             Name:  Ross J. Centanni
                             Title: President and Chief Executive Officer



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
                             EXHIBIT INDEX
                             -------------

Exhibit                           Description
-------                           -----------
   1        Rights Agreement dated as of January 18, 1995 between Gardner
            Denver Machinery Inc. and First Chicago Trust Company of New
            York as Rights Agent filed as Exhibit 4 to Form 8-K, dated
            January 18, 1995, and incorporated herein by reference.

   2 All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.